Exhibit 99.4
Prof. Rammohan Rao resigns from the Satyam Board
Hyderabad, India, December 29, 2008: Satyam Computer Services Ltd. (NYSE:SAY), a leading global consulting and IT services provider, today announced the resignation of Prof. M.R. Rao, Non-Executive & Independent Director, from its Board.
Earlier, as widely reported in the media, another independent director, Dr. Mangalam Srinivasan had resigned effective December 25, 2008.
B. Ramalinga Raju, Chairman and Founder, while thanking them for their valuable contributions, reiterated the importance of attending to the agenda item relating to reconstitution of the Board in the forthcoming Board Meeting.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and more than 65* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 52,865* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 690* clients, including 185* Fortune 500. For more information, see www.satyam.com.

*As of September 30, 2008
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.
Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June 30, 2008, furnished to the Securities and Exchange Commission on July 25, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov.